Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of International Public Joint-Stock Company YANDEX

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of International Public Joint-Stock Company YANDEX and its subsidiaries (the “Company”) as of May 16, 2024, and the related consolidated statements of operations, comprehensive income/(loss), cash flows and shareholders’ equity for the period from January 1, 2024 to May 16, 2024, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 16, 2024, and the results of its operations and its cash flows for the period from January 1, 2024 to May 16, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Using accounting estimates and assumptions to determine certain account balances in the consolidated financial statements as of May 16, 2024

As discussed in Note 1 to the consolidated financial statements, the Company’s management make certain assumptions and judgements including: (i) revenue from online advertising and cloud services and regular monthly expenses for the first sixteen days of May 2024 were accrued pro-rata to the number of days; (ii) certain expenses, which are closely related to specific revenue streams, were accrued using gross profit margin for the whole month of May 2024; and (iii) trade accounts receivable, prepaid expenses, funds receivable, other current assets, accounts payable, accrued and other liabilities and deferred revenue were calculated as actual balances as of March 31, 2024 adjusted to reflect the change in the net assets of the Company for the period from March 31, 2024 till May 16, 2024.

The principal consideration for our determination that performing procedures relating to the accounting estimates and assumptions used in the preparation of the consolidated financial statements is a critical audit matter is judgement exercised by the Company’s management in determining the portion of certain income and expense items to be recognised in the first sixteen days of May 2024 and estimating certain current assets and current liabilities balances as of May 16, 2024 (non-standard closing date for the Company), which in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained relating to whether the cut-off as of May 16, 2024 was appropriately achieved by the Company’s management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the portion of certain income and expense items to be recognised in the first sixteen days of May 2024 and estimating certain current assets and current liabilities balances as of May 16, 2024; (ii) evaluating the appropriateness of the approach used by management; (iii) testing the completeness and accuracy of underlying data used in developing the estimate; and (iv) evaluating the reasonableness of proportions for the calculation of certain revenue and expense items in the first sixteen days of May 2024 and certain current assets and current liabilities balances as of May 16, 2024. Evaluating these management’s assumptions involved considering (i) nature of services and customer contract terms; (ii) supplier and employee contract terms; and (iii) consistency with historical trends.

/s/ Joint-Stock Company “Technologies of Trust – Audit”

Moscow, Russian Federation

April 30, 2025

We have served as the Company’s auditor since 2023.